RESOURCE MODELING INC.

August 11, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Silver Standard Resources Inc. – Consent of Expert

Reference is made to the technical report dated 9 January 2009 titled Updated Mineral Resource Estimate San Luis Project, Ancash Department, Peru (the "**Report**").

In connection with the Short Form Base Shelf Prospectus dated February 18, 2009, all supplements thereto and all documents incorporated by reference therein (collectively, the "**Prospectus**") and the Registration Statement on Form F-10 dated February 10, 2009 and any amendments thereto, including any post-effective amendments (collectively, the "**Registration Statement**"), I, Michael J. Lechner, on my own behalf and on behalf of Resource Modeling Incorporated (the "Company"), consent to the use of my name and the Company's name and references to the **Report**, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the **Report** in the Prospectus and Registration Statement.

I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the **Report** or that are within my knowledge as a result of the preparation of the **Report**.

Yours truly,

Michael J. Lechner

Michael J. Lechner

124 LAZY J DRIVE • P.O. BOX 295 • STITES, ID • 83552
PHONE: (208) 926-4948 • FAX: (208) 926-4948
mlechner@theriver.com

P.GEO.